Orko Silver Corp.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated August 4, 2006 with regards to Registration Statement on Form 20-F filed on July 7, 2006.

Comment Number	Page	Response

1		The Company recognizes that the Registration Statement becomes automatically effective 60 days from the date of the first filing on EDGAR and is fully prepared to comply with the requirements.

2		Parallel changes have been made in each section of the document where applicable.

3		The document has been updated with the most recent information available.

4	25

Disclosure regarding the recent agreement to acquire the remaining 25% interest in the La Preciosa property has been added to the document. A copy of the agreement has been filed as an exhibit to this amendment.

5	4	The term “will” has been removed as a forward looking statement.

6	7	Table Number 3, “Selected Financial Data”, has been revised to include data from the 6 month periods ended April 30, 2006 and 2005.

7	7	The exchange rate table has been revised with the most recent information available.

8	8	Table Number 5, “Capitalization and Indebtedness”, has been updated to a date within 60 days from the filing of this amendment.

9	8-11

Several of the longer risk factors have been revised to shorten and clarify the presentation. Those risk factors that discuss more than one risk factor under the same heading have been divided and new, appropriate captions have been added.

10	8	The reference to a ten year plan has been deleted, as management does not have such a plan.

11	8

A reference to the unlimited number of authorized shares has been added to the revised risk factor “The Company Has a History of Net Losses, Expects Losses to Continue for the Foreseeable Future and Will Require Additional Equity Issuances to Raise Operating Capital”.

12	8	The risk factor disclosing the Company’s history of net losses has been moved to the top of the risk factor section.

13		The original risk factor referencing “minimal cash flow” has been revised into other risk factor discussions.

14	17

A discussion of Mexican mining regulations and laws as well as the current status of the Company’s permits has been added to the document. A cross-reference from the environmental risk factor has been included.

15		The Company’s potential exposure to environmental liabilities based upon current exploration work is not material.

16	10	The Company does not carry any “Key Man” insurance and a notation has been added to the Personnel Risk Factor.

17	11	The risk factor has been replaced with a new risk factor that better describes the risks facing the Company.

18		The Company has no agent in the United States.

19	16	The “Historical Corporate Development” section has been revised to include recent developments.

20		The Company has conducted no private placements with any U.S. citizens.

21	19

The disclosure of Company property interests has been revised throughout the document to reflect its 100% ownership in La Preciosa and its options to acquire interests in Santa Monica and San Juan properties.

22	31-32	A discussion of the Company’s liquidity and capital resources has been added to the text.

23	36-37	The biographical sketches of the Company’s officers and directors have been revised to add additional details for the last 5 years.

24	44, 55

Details of Mr. Cope’s management contract and Mr. Wilmot’s services have been added to the document. A discussion of Mr. Cope’s contract has been added to the “Material Contracts” section. A copy of Mr. Cope’s management contract has been filed as an exhibit to this amendment.

25	46	Details of the reasons for filing this Form 20FR12G have been added to the text.

26	52-53	Additional details regarding shareholder voting at meetings has been added to the text.

27	58	The statement that US investors “should consult” with their tax advisors has been replaced with a recommendation that the Company recommends such consultations.

28	Financial Pages	The financial pages have been numbered to correspond with the body of the text.

29	Audit Report	Manning Elliot LLP audited the Company’s financial statements for fiscal years 2005, 2004 and 2003. The audit report filed with this amendment has been revised to correctly disclose this information.

30	Note 6	Disclosure regarding changes in the Company’s Contributed Surplus has been added to the Financial Statements.

31	Note 10	Notation regarding the adoption of SFAS 123(R) has been added to the financial statements.

32	Note 10	A reconciliation of the Company’s Net Loss under US GAAP has been added to the financial statements.

33	Financial Statements	The “Audit Review” label has been removed from the interim financial statements.

34	Financial Statements	The headers within the interim financial statements have been corrected.

35	Financial Statements	US GAAP reconciling information has been added for the Company’s interim financial statements.

36	Auditor’s Consent	The Auditor’s Consent filed with this Amendment correctly identifies Manning Elliott LLP as the Company’s auditors for the fiscal years 2005, 2004 and 2003.

37		Certain technical terminology has been revised to make it easier for the reader to understand. A glossary of mineral exploration terms that are used in the text has been added.

38		A cautionary note to U.S. Investors has been added to the Company’s website. A cautionary note is, and will continue to be, used in Company press releases which reference resource estimates.

39

Current members of management have extensive experience with financial issues and management of mineral exploration programs and companies. Company Director George Cavey is one of the most experienced exploration geologists in Canada and has served in numerous technical capacities, including serving on the Toronto Stock Exchange’s committee which developed “Mineral Exploration Best Practices Guidelines” which was included in National Instrument #43-101, and currently serves on the Canadian Securities Administrators Mining, Technical Advisory and Monitoring Committee.

The Company is currently at the exploration stage on all of its properties. If an economic body of ore is discovered on the Company’s projects, the Company is likely to seek to hire additional personnel with the required experience. However, at this time management is confident that its exploration programs can be effectively managed by current management in conjunction with experienced outside consultants.

40	18-28	Additional Property and Area maps have been added to the document.

41		The Discussion of regional and property geology has been revised.

42	36-37

Additional information regarding the technical training and business backgrounds, as well as the responsibilities they have with other companies, for each of the Company’s officers and directors has been added to the document.

Sincerely,

/s/  Gary Cope

Gary Cope, President